Exhibit 99.8.60

FORM N-4, ITEM 24(b)(8.60)

Form of Services Agreement between Franklin Templeton Distributors, Inc., American United Life Insurance Company and Franklin Templeton Investor Services, LLC

Services Agreement for Insurance Companies

THIS SERVICES AGREEMENT FOR INSURANCE COMPANIES (“Agreement”) is made effective as of the 10th day of December, 2008 by and between AMERICAN UNITED LIFE INSURANCE COMPANY (“you” or “Finn”), FRANKLIN TEMPLETON DISTRIBUTORS, INC. (“Distributors”) and FRANKLIN TEMPLETON INVESTOR SERVICES, LLC (“Transfer Agent,” together, Distributors and Transfer Agent shall be referred to as “we” or “us”).

RECITALS

A. We understand that you currently provide Contract Owner Services (as defined in Section 2A below) to ERISA defined contribution plans (each a “DC Plan Contract Owner”) that purchase Firm sponsored group annuity contracts (each an “Annuity Contract” or “Contract”).

B. The “Franklin Templeton Funds” (as defined below) have authorized payment of the fees described in Section 4 to insurance companies who have established segregated asset accounts (“Separate Accounts”) to make shares of the Franklin Templeton Funds available as underlying investments exclusively to Annuity Contracts purchased by DC Plan Contract Owners. Each such Separate Account, the associated Annuity Contracts and the interests in them are, at the time of the execution of this Agreement, exempt from registration as described in Section 3(a)(2) of the 1933 Act and as described in Section 3(a)(11) of the 1940 Act. The Annuity Contracts provide for the allocation of net amounts received by Firm to a Separate Account for investment in the shares of a Fund. Selection of a particular underlying investment company is made by the owner of the Annuity Contract (or, as delegated, by participants in the qualified plan and trust which is the owner of the Annuity Contract). Separate Account and Fund selection may be altered from time to time in accordance with the terms of the applicable Annuity Contract. “Franklin Templeton Fund” or “Fund” shall mean those open-end management investment companies (mutual funds) whose shares are distributed by the Transfer Agent’s affiliate, Distributors.

C. The parties hereto acknowledge and agree that the Contract Owner Services provided by Firm to DC Plan Contract Owners are provided based on Firm’s independent contractual undertakings with the DC Plan Contract Owners and that Firm is not providing these services as an agent of either the Franklin Templeton Funds, Distributors or Transfer Agent.

Now, therefore, the parties hereto agree as follows:

1.               The above recitals are made a part of this agreement.

2.               Representations of Firm.

A. Firm provides Contract Owner Services to DC Plan Contract Owners it services who wish to invest indirectly in Franklin Templeton Funds through Firm sponsored Annuity Contracts. For purposes of this Agreement:

(i)                                   The term “Contract Owner Services” shall mean all the services provided by Firm to DC Plan Contract Owners that enable participants in a DC Plan Contract Owner’s plan (each a “Plan Participant”) to exercise independent discretion to indirectly invest in a Franklin Templeton Fund’s shares that are registered by the Fund to a Separate Account and allocated by Firm to Annuity Contracts.

These services include without limitation Firm or Firm’s agent’s processing and accounting for Plan Participant directed trading in beneficially owned Fund shares; processing redemptions in accordance with Annuity Contract and Separate Account requirements; answering inquiries regarding Franklin Templeton Funds; providing periodic statements showing each Plan Participant’s and each DC Plan Contract Owner’s interest in Franklin Templeton Fund shares issued to a Separate Account; and such other services related to trading in Fund shares as Firm is required or permitted to perform under applicable statute, rule or regulation.

(ii)                               Shares issued to each Separate Account are held in the Separate Account exclusively for the benefit of DC Plan Contract Owners.

B.                                   Firm processes Separate Account Fund share trades in accordance with the NSCC and/or manual processing provisions set forth in Exhibit A.

C.                                  Firm represents and warrants that its performance and receipt of compensation or other benefits under this Agreement will not violate any applicable law, rule or regulation, including federal and state securities law, insurance laws and tax laws and the Employee Retirement Income Security Act of 1974, as amended, and that it will provide all disclosures to Contract Owners pertaining to payments received under this Agreement that may be required to be disclosed by applicable law and/or regulation and/or governmental agency (including, but not limited to, the Department of Labor) direction.

D.                                  Firm represents that all Separate Accounts only hold assets that meet share class eligibility requirements and have been assessed appropriate sales charges, if any, as those requirements and charges are described in the applicable Franklin Templeton Fund’s prospectus.

3.                                     Fund Information; Use of Names.

A.                                  Neither you nor any of your employees or agents are authorized to make any representations concerning the shares of the Franklin Templeton Funds, without our prior review, except those contained in, and not taken out of context from, the then current prospectuses and current printed sales literature of the Funds, copies of which will be supplied to you by us upon request. You shall have no authority to act as agent for the Funds or for us except where necessary to perform specific services under this Agreement.

B.                               Any materials that contain the names “Franklin Templeton,” “Franklin,” “Templeton,” or “Mutual Series” (except when these names simply appear in a list of funds) will be subject to review by us, prior to their public use.

4.                                     Payments.

A.                                      You, on your own behalf or on behalf of any affiliated broker dealer, shall be entitled, as consistent with state insurance law, to receive from Distributors all or a portion of the 12b-1 fees for Class A and. Class R shares as are set forth and contemplated in each Fund’s prospectus. These fees are paid in accordance with the Funds’ Rule 12b-1 plans and may change at any time, in Distributors’ discretion or in the discretion of the Funds’ boards. Some Funds and/or share classes may not have a 12b-1 plan. In addition, if a securities dealer which has a dealer or selling agreement with Distributors provides distribution services in connection with the Separate Accounts and/or Annuity Contracts, that dealer would generally be entitled to Rule 12b-1 plan fees. In those circumstances, Distributors would not continue to also pay you. Distributors shall provide you with reasonable advance notice of any change in fees payable to you. You agree that Distributors shall be obligated to remit all or a portion of the Rule 12b-l plan fees to you only upon its receipt of such fees from the Funds.

B.                                   In recognition of the Contract Owner Services you provide to each DC Plan Contract Owner investing indirectly in Fund shares through Annuity Contracts and Separate Accounts each Fund shall pay Firm a fee of fifteen (15) basis points per annum of the average daily net asset value of the Fund’s shares issued to a Separate Account (referred to as the “Beneficial Owner Servicing Fee”). The average daily net assets invested through such arrangements over a three-month period shall be computed in the same manner as each Fund uses to compute its net assets as set forth in its then current prospectus. Currently, the following series of Templeton Institutional Funds do not pay Beneficial Owner Servicing Fees: Emerging Market Series, Foreign Equity Series (primary Shares), and Foreign Smaller Companies Series. Additionally, Beneficial Owner Servicing Fees may be changed in Transfer Agent’s discretion or in the discretion of the Funds’ boards of directors or trustees upon reasonable notice to you.

C.                                   The Beneficial Owner Servicing Fees set forth in this Agreement shall be payable on a quarterly basis on off-calendar quarter months (February, May, August or November). If this Agreement is not superseding an existing agreement whereby you receive beneficial owner servicing fees from us, your payments will begin to accrue at the beginning of the next off-calendar quarter after the effective date of this Agreement. You shall provide Transfer Agent with a statement (“Statement”) within fifteen (15) days of the end of each calendar month setting forth on a Fund by Fund basis the total number of Plan Participants in each DC Plan Contract Owner’s plan with an indirect interest in each Fund’s shares registered to each Separate Account as of the last business day of that calendar month, along with any other supporting data reasonably requested by Transfer Agent. Payment of Beneficial Owner Servicing Fees is contingent upon our timely receipt of each monthly Statement for the months within the quarter. Beneficial Owner Servicing Fees shall become payable only upon Transfer Agent’s receipt of all required monthly Statements. Once a Beneficial Owner Servicing Fee becomes payable, we will make every effort to deliver payment within thirty (30) days.

D.                                  For the payment period in which this Agreement terminates, the Funds shall pay Firm an appropriate proration of the fees noted above, based on the number of days that the Agreement is in effect during the quarter.

5.                                    Regulatory Required Mailings. At your written request, we shall provide you or your mailing agent with a sufficient quantity of each Fund’s documents required to be sent under the federal securities laws, such as prospectuses, proxy material and periodic shareholder reports (“Regulatory Required Mailings”). If you are required by applicable law governing Separate Accounts and Contracts to forward Regulatory Required Mailings to Contract Owners, we agree to cause each Fund to reimburse you or your agent for your sufficiently documented out-of-pocket mailing costs for sending Regulatory Required Mailings to your Contract Owners.

6.                                    Annual Certification. Upon our request, which may occur no more frequently than annually, you shall provide us with a certification that certifies that i) the quarterly Statements required under section 4C herein for the prior four quarters are accurate and correct; ii) all Separate Accounts hold assets exclusively for the benefit of DC Plan Contract Owners; and iii) the number of reported Plan Participants is accurate and correct. You also agree that you will permit us, or our designated representatives to have reasonable access to your personnel and records in order to monitor compliance with the terms of this Agreement.

7.                                    Effectiveness; Termination; Amendment.

A.                                  This Agreement shall become effective as of the date indicated on page one.

B.                                   Either Party may terminate this Agreement for any reason upon written notice to the non-terminating party.

C.                                   This Agreement shall not be amended, except by written instrument executed by all parties. This Agreement contains the entire agreement between the parties and supersedes all prior agreements or understandings between the parties relating to the same subject matter including the Master Shareholder Services Agreement dated October 1, 2003, and all amendments thereto.

8.                                     Confidentiality. You and we agree to keep confidential all proprietary data, software, processes, information, and documentation related to this Agreement, except as may be necessary or useful to perform obligations under this Agreement or otherwise as may be required by law or agreed to by the parties.

9.                                    Notices. Communications with respect to this Agreement shall be sent as follows:

If to you, to:	American United Life Insurance Company One American Square
P.O. Box 368
Attention: Terry Burns, Assistant Vice President Attention: Richard Ellery, Associate General Counsel

If to us, to:	Franklin Templeton Distributors, Inc. One Franklin Parkway
San Mateo, CA 94403
Attention: Thomas M. Regner

and:	Franklin Templeton Investor Services, LLC 3344 Quality Drive
Rancho Cordova, CA 95670 Attention: Basil K. Fox, Jr., President

10.                             Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

FRANKLIN TEMPLETON DISTRIBUTORS, INC.

By:	/s/ Thomas M. Regner
Thomas M. Regner, Senior Vice President

Date:	12/23/08

FRANKLIN TEMPLETON INVESTOR SERVICES, LLC

By:	/s/ Basil K. Fox, Jr.
Basil K. Fox, Jr., President

Date:	12/19/08

AMERICAN UNITED LIFE INSURANCE COMPANY

By:	/s/ Terry W. Burns

Name:	Terry W. Burns

Title:	Assistant Vice President

Date:	12/10/2008

EXHIBIT A

Provisions Relating to Processing (NSCC version)

A.                                  You agree that all Separate Accounts will be established with the same registration. You also agree to complete an Account Application for each Separate Account if requested by Franklin Templeton.

B.                                   You agree that you will inform us of any new Separate Account, and corresponding account number, opened through the NSCC at least five (5) days before the end of the quarter in which the account was opened in order to enable us to include the account for payments made under Section 4 of this Agreement.

C.                                   You represent that you or your agent or designee are members of the National Securities Clearing Corporation (“NSCC”) and you agree that the terms and conditions of NSCC membership shall be incorporated herein and the parties hereto shall act according to their duties as NSCC members and the procedures established by the NSCC, specifically with respect to the transmission and acceptance of electronic instructions for the purchase and redemption of Fund shares through the NSCC’s Defined Contribution Clearance and Settlement (“DCC&S”) System.

D.                                  We will furnish or cause to be furnished to you, for each Fund (1) confirmed net asset value information as of the close of trading (currently 4:00 p.m. Eastern time, 1 :00 p.m. Pacific time) on the New York Stock Exchange (the “Close of Trading”) on each business day that the New York Stock Exchange is open for business (each a “Business Day”) or at such other time as the net asset value of a Fund is calculated, as disclosed in the relevant then current Fund prospectus(es), in a format which includes the Fund’s name and the change from the last calculated net asset value, (2) dividend and capital gains information as it arises, and (3) in the case of fixed income funds, the daily accrual or the distribution rate factor. We shall use our best efforts to provide such information to you via the NSCC’s Networking or Mutual Fund Profile system by 6:30p.m. Eastern time, 3:30 p.m. Pacific time.

E.                                   You are authorized on behalf of the Franklin Templeton Funds to: (1) receive from Plan Participants in DC Contract Owners’ plans for acceptance before the Close of Trading on each Business Day orders that would result in the purchase and/or sale of Fund shares issued to a Separate Account for allocation by Firm to each Plan Participants’ interest in Annuity Contracts (each a “Plan Participant’s Instruction”); and (2) transmit to the NSCC net purchase and/or net redemption orders for each Separate Account (each a “Separate Account Instruction”) to be received by us no later than 6:30 a.m. Eastern time, 3 :30 a.m. Pacific time on the next

Business Day. All Separate Account Instructions shall include the fund number assigned to the Separate Accounts. The Business Day on which a Plan Participant’s Instruction is received in proper form by Firm and time stamped by the Close of Trading will be the date as of which Fund shares issued to the Separate Account shall be deemed purchased, exchanged, or redeemed, provided the relevant Separate Account Instruction is transmitted to us within the time set forth above. A Plan Participant’s Instruction received in proper form by Finn and time stamped after the Close of Trading on any given Business Day shall be treated as if received on the next Business Day. You warrant that each Separate Account Instruction received by us represent trades associated with supporting Plan Participant Instructions received by Firm and time stamped prior to the Close of Trading on that Business Day. Separate Account Instructions received by us after the 6:30 a.m. Eastern time, 3:30 a.m. Pacific time set forth above shall be processed on the next Business Day. If specifically agreed to by us in writing, you may have the option of communicating Instructions to us by means other than DCC&S but such option will only be applicable to such Separate Accounts and for such periods as is specifically agreed to in advance.

F.                                    In the event that NSCC systems are not functioning on a given Business Day, you shall transmit Instructions to us via facsimile by 9:00 a.m. Eastern time, 6:00 a.m. Pacific time. However, this paragraph F will not be applicable to Instructions which have already been entered into DCC&S but not received by us. You must call the existence of any such Instructions to our attention and we will use commercially reasonable efforts to process those Instructions in a mutually satisfactory manner.

G.                                  Net purchase and net redemption transactions with respect to each Separate Account shall be settled in accordance with NSCC rules and procedures. In the event that NSCC systems are not functioning on a given Business Day (1) for net purchase Separate Account Instructions, you shall wire payment, or arrange for payment to be wired by your designated bank, in immediately available funds, to a Fund custodial account or accounts designated by us; and (2) for net redemption Separate Account Instructions, we shall wire payment, or arrange for payment to be wired, in immediately available funds, to an account designated by you in the Application described in paragraph A above. We must receive wires from you no later than the close of the Federal Reserve Bank on the Business Day such Instructions are received by us in accordance with Paragraph E above.

H.                                  Nothing herein shall prevent a Fund from delaying or suspending the right of redemption in accordance with the provisions of the Investment Company Act of 1940, as amended, and the rules thereunder.

I.                                      You shall be solely responsible for the accuracy of any Separate Account Instruction transmitted to us via NSCC systems or otherwise and the transmission of such instruction shall constitute your representation to us that the instruction is accurate, complete and consistent with Contract Owner Instructions who have a beneficial interest in the shares that are the subject of the Separate Account Instruction. You shall assume responsibility for any loss to us or to a Fund caused by a cancellation or correction made subsequent to the date as of which a Separate Account Instruction has been placed, and you will immediately pay such loss to us or such Fund upon notification.

J.                                     Each party to this Agreement shall notify the other of any material errors or omissions in any information including the net asset value and distribution information set forth above, and interruptions in or delay or unavailability of, the means of transmittal of any such information as promptly as possible. Each party agrees to maintain reasonable errors and omissions insurance coverage commensurate with its responsibilities under this Agreement.

K.                                  As a courtesy, we request that you promptly notify us of a planned removal of a Fund from an Annuity Contract’s menu of investment options.

FRANKLIN TEMPLETON INVESTMENTS	One Franklin Parkway San Mateo, CA 94403-1906 tel 650/312.2000 franklintempleton.com

January 7, 2009

American United Life Insurance Company

Terri Burns, Assistant Vice President

One American Square, P.O. Box 368

Indianapolis, IN 46206-0368

Re:                            Services Agreement for Insurance Companies

Dear Ms. Burns:

Enclosed for your files is a fully executed Services Agreement for Insurance Companies for the Franklin Templeton Funds.

If you have any questions, please feel free to contact me at (650) 312-4757.

Cordially,

/s/ Shannon Hughes
Shannon Hughes
Paralegal

Enclosures